FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 9, 2003

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Pecom Energía S.A. announces the launch of an offer to exchange Floating Rate Series N Notes due 2011	3

EXHIBIT A

Attached hereto as Exhibit A Pecom Energía S.A. announces the launch of an offer to exchange Floating Rate Series N Notes due 2011.

Buenos Aires, January 8, 2003 - Pecom Energía S.A. (Buenos Aires: Peco), announces today the launch of an offer to exchange (the "Exchange Offer") Floating Rate Series N Notes due 2011 (the "Series N Notes") for up to US$101,000,000 in principal amount to be issued under the US$2,500,000,000 Medium-Term Note Program (the "Program") of the Company for any and all Trust Notes due June 9, 2002 (the "Trust Notes") issued under the LS Series 1999-1 Financial Trust with HSBC Bank Argentina S.A. as Trustee (the "Trust").

The aim of the Exchange Offer is to offer an alternative for the Holders of Trust Notes under the LS Series 1999-1 Financial Trust, with HSBC Bank Argentina S.A. as Trustee, which underlying asset is a promissory note governed by Argentine law under which the Company is obliged to pay and which the Company deems was converted to Pesos by law 25,561, Decree 214/02 and complementary regulations.

If holders validly tender their Trust Notes on or before 3:00 P.M., Buenos Aires time, on January 15, 2003 (the "Expiration Date"), the Company offers to exchange US$1 principal amount of the Series N Notes plus US$0.035 in cash for each US$1 principal amount of Trust Notes.

The Series N Notes shall be repaid in two installments, the first one of 9.90099% of the aggregate principal amount of the Series N Notes, at the time of issuance, and the remaining balance thereof to be paid in June, 2011. The Series N Notes shall pay 1.6156612% interest over the aggregate principal amount on the issuance date of the Series N Notes and shall pay an annual rate equal to LIBOR + 1% over the outstanding principal amount as from December 28, 2002.

The Exchange Offer does not constitute a resignation or waiver of any of our rights in favor of the conversion into Pesos of the promissory note which is the underlying asset of the LS Series 1999-1 Financial Trust with HSBC Bank Argentina S.A., as trustee, nor an acknowledgement or acceptance of any claim against such conversion.

The Company is making the Exchange Offer, and will issue the Series N Notes, only outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act.

The Series N Notes will not, upon issuance, be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 01/09/2003

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Casal

Title: Attorney Title: Attorney